Final Term Sheet

Term Sheet dated June 18, 2009	Filed pursuant to Rule 433 Registration File No. 333-152892 Supplementing the Preliminary Prospectus Supplements dated June 16, 2009 (To Prospectus dated June 15, 2009)

Concurrent Offering of

Assured Guaranty Ltd.

38,500,000 Common Shares, par value $0.01 per share

(the “Common Share Offering”)

and

Assured Guaranty Ltd.

Assured Guaranty US Holdings Inc.

3,000,000 Equity Units

(Initially Consisting of 3,000,000 Corporate Units)

(the “Equity Units Offering”)

The information in this pricing term sheet relates only to the Common Share Offering and Equity Units Offering and should be read together with (i) the preliminary prospectus supplement dated June 16, 2009 relating to the Common Share Offering, including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated June 16, 2009 relating to the Equity Units Offering, including the documents incorporated by reference therein, and (iii) the related base prospectus dated June 15, 2009, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-152892.

Company Name:	Assured Guaranty Ltd., a Bermuda company (“AGO”)

Ticker / Exchange for Common Shares:	AGO / The New York Stock Exchange (“NYSE”)

Trade Date:	June 18, 2009

Settlement Date:	June 24, 2009

Common Share Offering

Title of Securities:	Common shares, par value $0.01 per share, of AGO

Registration format:	SEC Registered

Shares Offered and Sold:	38,500,000 (or a total of 44,275,000 if the underwriters exercise in full their option to purchase up to 5,775,000 additional common shares of AGO)

Overallotment Option:	5,775,000 common shares of AGO

Public Offering Price:	$11.00 per share / approximately $423,500,000 million total (excluding the underwriters’ option to purchase up to 5,775,000 additional common shares of AGO)

Proceeds, before expenses, to AGO:	$404,442,500 million (excluding the underwriters’ option to purchase up to 5,775,000 additional common shares of AGO)

Use of Proceeds:

AGO intends to use $363.8 million of the net proceeds of the Common Share Offering to pay the cash purchase price for the acquisition of Financial Security Assurance Holdings Ltd. (the “Acquisition”). AGO intends to use the remaining net proceeds from the Common Share Offering and the net proceeds from the Equity Units Offering to pay cash in lieu of Assured common shares, including Excess Shares, that AGO would otherwise deliver as part of the purchase price for the Acquisition.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc

Co-Managers:

Wachovia Capital Markets, LLC

KeyBanc Capital Markets Inc.

UBS Securities LLC

PNC Capital Markets LLC

Piper Jaffray & Co.

Keefe, Bruyette & Woods,

Inc. Sandler O’Neill & Partners, L.P.

Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC

Samuel A. Ramirez & Company, Inc.

Equity Units Offering

Title of Securities:	Equity Units (initially in the form of Corporate Units)

Registration format:	SEC Registered

Aggregate Offering Amount:	$150.0 million (or a total of $172.5 million if the underwriters exercise in full their option to purchase up to 450,000 additional Corporate Units)

Overallotment Option:	$22.5 million

Stated Amount per Equity Unit:	$50

Proceeds, before expenses, to AGO:	$145.5 million (excluding underwriters option to purchase up to 450,000 additional Corporate Units)

Total Distribution Rate:	8.50%

Reference Price:	$11.00 per common share of AGO, the Public Offering Price per share in the Common Share

Offering

Threshold Appreciation Price:	$12.93, a 17.5% appreciation over the Reference Price

Minimum Settlement Rate (as defined):	3.8685 shares of AGO common stock (subject to adjustment)

Maximum Settlement Rate (as defined):	4.5455 shares of AGO common stock (subject to adjustment)

Purchase Contract Settlement Date:	June 1, 2012

Note Issuer:	Assured Guaranty US Holdings Inc. (“AGUSH,” and together with AGO, the “Issuers”)

Note Guarantor:	AGO

Note Coupon:	8.50%

Note Maturity Date:	June 1, 2014, unless the notes have been previously redeemed in connection with a special event redemption or the maturity date has been modified upon a successful remarketing

Note Coupon Payment Dates:	March 1, June 1, September 1 and December 1

First Note Coupon:	September 1, 2009

Early Remarketing:

AGUSH may, at its option, elect to remarket the notes underlying the Corporate Units on any remarketing date occurring during the period beginning on December 1, 2011 and ending on May 1, 2012, unless the notes have been previously redeemed in connection with a special event redemption or have been previously successfully remarketed.

Final Remarketing Period:	May 24, 2012 to May 29, 2012

Additional Notes:

The Issuers may, without notice to or the consent of the then existing holders of the notes, issue additional notes ranking equally and ratably with the notes in all respects except for the issue price, issue date and the payment of interest accruing prior to the issue date of the additional notes or the first payment of interest following the issue date of the additional notes. The additional notes will be consolidated and form a single series with the notes offered in this offering and will have the same terms as to status, redemption or otherwise as the notes offered in this offering.

Use of Proceeds:

AGO intends to use $363.8 million of the net proceeds of the concurrent Common Share Offering to pay the cash purchase price for the Acquisition. AGO intends to use the remaining net proceeds from the Common Share Offering and the net proceeds from the Equity Units Offering to pay cash in lieu of Assured common shares, including Excess Shares, that AGO would otherwise deliver as part of the purchase price for the Acquisition.

AGO currently intends to use the proceeds from the settlement of the purchase contracts to repay debt as soon as practicable following such settlement, and AGO has agreed not to use such proceeds to repurchase AGO’s common shares.

CUSIP for the Corporate Units:	G0585R 122

ISIN for the Corporate Units:	BMG0585R1227

CUSIP for the Treasury Units:	G0585R 114

ISIN for the Treasury Units:	BMG0585R1144

CUSIP for the Notes:	04621W AB6

ISIN for the Notes:	US04621WAB63

Allocation of the Purchase Price:

At the time of issuance, the fair market value of the applicable ownership interest in the notes will be $49.19 (or 98.4% of the issue price of a Corporate Unit) and the fair market value of each purchase contract will be $0.81 (or 1.6% of the issue price of a Corporate Unit).

Comparable Yield on the Notes:	10.1%

Book-Running Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Manager:	Citigroup Global Markets Inc.

Creating Treasury Units:

As described in the preliminary prospectus supplement, if the Treasury portfolio has replaced the notes underlying the Corporate Units, holders of Corporate Units will have the right, at any time on or prior to the second business day immediately preceding the purchase contract settlement date, to substitute Treasury securities for the applicable ownership interests in the Treasury portfolio underlying the Corporate Unit, but holders of Corporate Units can only make this substitution in integral multiples of 16,000 Corporate Units (or such other number of Corporate Units as may be determined by the remarketing agent upon a successful remarketing of notes if the reset effective date is not a regular quarterly interest payment date).

Recreating Corporate Units:

As described in the preliminary prospectus supplement, if the Treasury portfolio has replaced the notes underlying the Corporate Units, holders of Treasury Units will have the right, at any time on or prior to the second business day immediately preceding the purchase contract settlement date, to substitute the applicable ownership interests in the Treasury portfolio for the Treasury securities that were a component of the Treasury Units, but holders of Treasury Units can only make this substitution in integral multiples of 16,000 Treasury Units (or such other number of Treasury Units as may be determined by the remarketing agent upon a successful remarketing of notes if the reset effective date is not a regular quarterly interest payment date).

Early Settlement:	A purchase contract can be settled for cash prior to the purchase contract settlement date at a settlement rate of 3.8685 shares per Equity Unit.

Early Settlement Upon a Fundamental Change:

Upon the occurrence of a fundamental change (as defined), a holder of a purchase contract will have the right to accelerate and settle such purchase contract early at the “fundamental change settlement rate,” which will depend on the share price in such fundamental change and the date such fundamental change occurs.

The following table sets forth the hypothetical common share price and the fundamental change settlement rate per Stated Amount of Equity Units:

Stock	Effective Date
Price	June 24, 2009	June 1, 2010	June 1, 2011	June 1, 2012
$6.00	5.6343	5.3504	5.0133	4.5455
$8.00	5.0413	4.8692	4.7094	4.5455
$10.00	4.6717	4.5278	4.4041	4.5455
$11.00	4.5476	4.4079	4.2794	4.5455
$12.00	4.4535	4.3172	4.1829	4.1667
$12.93	4.3872	4.2549	4.1185	3.8685
$15.00	4.2896	4.1691	4.0413	3.8685
$17.50	4.2272	4.1231	4.0138	3.8685
$20.00	4.1933	4.1031	4.0065	3.8685
$25.00	4.1548	4.0810	3.9930	3.8685
$30.00	4.1266	4.0603	3.9766	3.8685
$40.00	4.0794	4.0221	3.9508	3.8685
$50.00	4.0432	3.9936	3.9344	3.8685
$60.00	4.0163	3.9734	3.9235	3.8685
$75.00	3.9878	3.9526	3.9125	3.8685
$100.00	3.9583	3.9316	3.9015	3.8685

The exact share prices and effective dates may not be set forth in the table above, in which case

•                  If the share price is between two share price amounts in the table or the effective date is between two effective dates in the table, the fundamental change early settlement rate will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower share price amounts and the earlier and later effective dates, as applicable, based on a 365-day year.

•                  If the share price is greater than $100.00 per share (subject to adjustment), the fundamental change early settlement rate will be the minimum settlement rate.

•                  If the share price is less than $6.00 per share (subject to adjustment), the fundamental change early settlement rate will be the maximum settlement rate.

The Issuers have filed with the Securities and Exchange Commission, or SEC, a registration statement (including a prospectus dated June 15, 2009) for the Common Shares Offering and Equity Units Offering and a preliminary prospectus supplement dated June 16, 2009 for the Equity Units Offering, and Assured Guaranty Ltd. filed a preliminary prospectus supplement dated June 16, 2009 for the Common Share Offering.  Before you invest, you should read the relevant prospectus supplement, the accompanying prospectus and other documents the Issuers have filed with the SEC for more complete information about the Issuers and these offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained by calling Merrill, Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408 (for Equity Units Offering and Common Share Offering); or Deutsche Bank Securities Inc. toll free at 1-800-503-4611 (for Common Share Offering).

This communication should be read in conjunction with the preliminary prospectus supplements dated June 16, 2009 and the accompanying prospectus. The information in this communication supersedes the information in the relevant preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.